

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 10, 2017

Nadav Kidron
President and Chief Executive Officer
Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/4
Givat-Ram
P.O. Box 39098
Jerusalem 91390, Israel

> **Re:**   **Oramed Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed November 25, 2016**
> **File No. 001-35813**

Dear Mr. Kidron:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Out-Licensed Technology, page 8

1.   In future filings, please revise the description of your license agreement with HTIT to include the duration of the agreement, royalty term, termination provisions and when your patents covering your technology will expire.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Johnny Gharib at 202-551-3170 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance